MONEY MARKET OBLIGATIONS TRUST

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

May 27, 2016

Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: MONEY MARKET OBLIGATIONS TRUST (the “Registrant”)

Federated Institutional Tax-Free Cash Trust (formerly, Federated Tax-Free Trust) (the “Fund”)

Institutional Shares

Premier Shares

1933 Act File No. 33-31602

1940 Act File No. 811-5950

Dear Mr. Williamson:

The Registrant is filing this correspondence to respond to your comments provided on May 23, 2016 on its Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934, with respect to the Fund, submitted on May 16, 2016.

Comment 1. Please respond to the Commission’s comments in writing via Correspondence filing and include the Tandy Representation. Where a comment asks for revised disclosure, or revised disclosure is contemplated by your response, please provide draft disclosure in your letter.

Response: The Registrant will respond as requested.

Comment 2. We note that your filing relates to Federated Institutional Tax-Free Cash Trust. However, when we viewed the February 26, 2016 prospectus supplement filing on the SEC website, we noticed that the name of the Fund as stated on the cover of the Fund’s currently effective prospectus was Federated Tax-Free Trust. Please revise this proxy statement to include a parenthetical referencing the Fund’s former name.

Response: This parenthetical will be added throughout the document as appropriate.

Comment 3. We note that the Fund intends to change its Names Rule Policy from the Income Test to the Assets Test, which is expected to provide investors with greater flexibility to purchase securities and implement its 7-day strategy, which will enhance Federated Investment Management Company’s (the “Adviser”) ability to manage the Fund’s portfolio. In this regard, it is currently anticipated that transitioning to the Assets Test will permit the Fund to invest a greater percentage of its assets in securities the income of which will not be exempt from federal regular income tax, subject to applicable limitations imposed by the Investment Company Act of 1940 (the “1940 Act”) and the investment objectives, strategies and other policies/restrictions stated in the Fund’s current Prospectus and/or Statement of Additional Information (“SAI”).

Please clarify which investment strategies will be more available under the Assets Test and how the Adviser intends to avail itself of this new flexibility. Please revise and explain how Assets Test provides greater flexibility as well as how the Adviser intends to use it.

Response: Currently, a reduced supply of short-term municipal instruments, coupled with the Fund’s recent transition to its 7-day strategy, has placed a limitation on the securities the Fund may purchase while still being in compliance with the Income Test. In addition, because of the increase in interest rates, taxable interest rates have gone up more quickly than municipal interest rates, leading to incremental additions to taxable income. The Adviser believes that the switch to the Assets Test will provide the Fund greater flexibility to invest in short-term, taxable instruments. Under the Assets Test, the Fund will be able to invest so that at least 80% of the value of its assets are invested in investments that generate tax-exempt income and will have the flexibility to invest up to 20% of its total assets in taxable securities. Although the Fund will continue to invest primarily in tax-exempt securities, the Adviser intends to avail itself of this greater flexibility to invest in taxable securities when there is a lack of supply of tax-exempt securities or there are advantageous market conditions.

Comment 4. We note the statement that the Assets Test permits the Fund to invest a greater percentage of its assets in securities the income of which will not be exempt from federal regular income tax. Explain whether this means that investors are more likely to pay more in income taxes as a result of this change. If so, clearly state so and discuss any additional consequences to investors.

Response: To the extent that the Fund invests a greater percentage of its assets in taxable securities, it is anticipated that a greater percentage of dividends paid to shareholders will be subject to federal regular income tax. Whether a shareholder will pay more in income taxes ultimately depends on the shareholder’s individual circumstances. The Registrant will add the following disclosure to the end of the last bullet point under Proposal 1 in the Proxy Statement:

“To the extent that the Fund invests a greater percentage of its assets in taxable securities, it is anticipated that a greater percentage of dividends paid to shareholders will be subject to federal regular income tax. Whether a shareholder will pay more in income taxes ultimately depends on the shareholder’s individual circumstances. Shareholders should consult their tax professionals for more information.”

Comment 5. We note your statement that the Board was informed that the Adviser believes any additional investment risks associated with the proposed amendment to the Fund’s Names Rule Policy are appropriately disclosed in the Fund’s current Prospectus and SAI. Please disclose material additional risks here.

Response: The Registrant believes that there are no additional investment risks associated with the proposed to the Fund’s Names Rule Policy. Accordingly, the Registrant will revise the following section to read as such:

“The Board was informed that the Adviser believes that any ~~additional~~ investment risks associated with the proposed amendment to the Fund’s Names Rule Policy are appropriately disclosed in the Fund’s current Prospectus and/or SAI.”

Comment 6. Under the section “Federated’s Investment in and Contributions to the Fund,” we note the disclosure that Federated Investors, Inc. or one of its subsidiaries (“Federated”) may invest in the Fund prior to the record date in order to ensure that a quorum can be achieved. The filing states that this investment may be made due to the high percentage of the Fund being held by sweep platforms and also indicates that any shares acquired by Federated through such an investment will be “mirror” voted.

Please explain why you believe this practice is appropriate and consistent with Section 2(a)(42) under the 1940 Act. In responding, please tell what percentage of the Fund is typically held by sweep accounts and why this practice does not undermine the voting requirements of the 1940 Act, particularly as a large percentage of shareholders present at the meeting will not have any interest in the outcome.

Response:    Typically, money market funds, like the Fund, maintain a high percentage of their assets in sweep and retail accounts held in omnibus positions or on intermediary platforms. Although it is difficult to ascertain the exact percentage of the Fund that is held by sweep accounts, the Adviser believes that a majority of the Fund is held in this way and, accordingly, it can make achieving a quorum and securing proxy votes from underlying shareholders through such intermediaries exceedingly difficult. The Registrant does not believe that its investment is prohibited by the voting requirements of the 1940 Act.  The practice also does not undermine or impair any shareholder’s right to vote.  Furthermore, the Registrant confirms that Federated’s shares will be “shadow voted” in proportion to the percentage of favorable and unfavorable votes cast by the Fund’s other shareholders and that Federated’s investment will be adequately disclosed in the definitive Proxy Statement that is mailed to shareholders.

Comment 7. We make note of Federated’s intention of ensuring a quorum and expected shadow vote. Please revise the disclosure to say that Federated will shadow vote. In addition, please clarify whether the Adviser will invest the proceeds from Federated’s investment consistent with the investment objective and policies, and confirm whether such investment is expected to impact Fund returns positively or negatively.

Response: The Registrant will revise the following sentence to read as such:

“Federated ~~is expected to~~ will “shadow vote” the shares acquired through the Federated Investment.”

In addition, the Adviser confirms that it will invest the proceeds from such investment consistent with the Fund’s investment objective and policies. Federated’s investment will affect the Fund’s returns to the same extent as any other investment while maintained in the Fund.

Comment 8. Regarding the Proxy Card, please confirm that the proposed Names Rule Policy is consistent with existing disclosure elsewhere in this filing and that the proposed Names Rule Policy may only be changed by shareholder vote.

Response: The Registrant confirms that the proposed Names Rule Policy may only be changed by shareholder vote and that the Proxy Card will be revised as such.

In connection with the review of this filing by staff of the Securities and Exchange Commission, the Fund acknowledges the staff’s view that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on the enclosed material, please contact me at (724) 720-8831.

Very truly yours,

/s/ Sheryl L. McCall

Sheryl L. McCall

Senior Paralegal